11015335

BB 5/16

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC Mail Processing Section

MAY 06 2011

Washington, DC 110

SEC FILE NUMBER
8- 49200

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rydex Distributors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

805 King Farm Boulevard, Suite 600
(No. and Street)

Rockville	MD	20850
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Julie A. Jacques — 785-438-3751
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

1200 Main Street, Suite 2500	Kansas City	MO	64105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BB 5/16

OATH OR AFFIRMATION

I, Julie A. Jacques, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rydex Distributors, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Julie A. Jacques

Signature

Julie A. Jacques

FINOP

Title

County: Shawnee

Rebecca J. Smith

Notary Public 5/2/2011

Rebecca J. Smith
Notary Public
State Of Kansas
My Appt. Expires Sept. 15, 2012

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Rydex Distributors, LLC
(An Indirect Wholly Owned Subsidiary of
Guggenheim SBC Holdings, LLC)

Supplemental Schedule of Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934

December 31, 2010
(In Thousands)

	FILED 1-26	AMENDED 2-23	DIFFERENCE	COMMENTS
Net capital				
Total member's equity	$ 11,993	$ 11,880	$ *(113)*	Result of all of the income statement changes in incentives, accrual adjustments and tax expenses
Other allowable credits:				
Deferred income tax liability related to deferred selling commissions	434	434	-	
Total capital	12,427	12,314	*(113)*	
Deduct nonallowable assets:				
Due from affiliated companies	1,255	1,577	*322*	Change due to below mentioned accrual adjustment for 422K and (100)K adjustment to match accrual to payments
Deferred selling commissions	1,098	1,098	-	
Prepaid fees	831	831	-	
Other assets	2,811	2,811	-	
Total nonallowable assets	5,995	6,317	*322*	
Net capital before haircuts on security positions and other adjustments	6,432	5,997	*(435)*	
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):				
Money market fund	(258)	(258)	-	
Affiliated mutual funds	(309)	(309)	-	
Deduction for fidelity bond	(25)	(25)	-	
Net capital	$ 5,840	$ 5,405	$ *(435)*	
Aggregate indebtedness				
Items included in statement of financial condition:				
Accounts payable and accrued compensation	$ 5,086	$ 5,018	$ *(68)*	Changes to incentives payable
Income taxes payable	681	669	*(12)*	Change is due to tax effects of adjustments
Accrued commissions and distribution costs	3,292	3,714	*422*	Additional 422K accrual due to miscalculation of prior accruals
Due to affiliated companies	1,310	1,310	-	
	$ 10,369	$ 10,711	$ *342*	
Computation of basic net capital requirement				
Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $250)	$ 691	$ 714	$ *23*	
Excess net capital	$ 5,149	$ 4,691	$ *(458)*	
Excess net capital at 1000% (net capital, less 10% of aggregate indebtedness)	$ 4,803	$ 4,334	$ *(469)*	
Ratio of aggregate indebtedness to net capital	1.78	1.98	*0.21*	

Statement Pursuant to Paragraph (d)(4) of SEC Rule 17a-5
There are no material differences between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation included in the Company's unaudited Part IIA FOCUS filing filed on January 26, 2011.

PRELIMINARY AND TENTATIVE FOR DISCUSSION ONLY

Rydex Distributors, LLC.
(An Indirect Wholly Owned Subsidiary of
Guggenheim SBC Holdings, LLC)

Supplemental Schedule of Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934

As of December 31, 2010
(In Thousands)

Net capital		
Total member's equity	$	11,880
Other allowable credits:		
Deferred income tax liability related to deferred selling commissions		434
Total capital		12,314
Deduct nonallowable assets:		
Due from affiliated companies		1,577
Deferred selling commissions		1,098
Prepaid fees		831
Other assets		2,811
Total nonallowable assets		6,317
Net capital before haircuts on security positions and other adjustments		5,997
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):		
Money market fund		(258)
Affiliated mutual funds		(309)
Deduction for fidelity bond		(25)
Net capital	$	5,405
Aggregate indebtedness		
Items included in statement of financial condition:		
Accounts payable and accrued compensation	$	5,017
Income taxes payable		669
Accrued commissions and distribution costs		3,714
Due to affiliated companies		1,310
	$	10,710
Computation of basic net capital requirement		
Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $25)	$	714
Excess net capital	$	4,691
Excess net capital at 1000% (net capital, less 10% of aggregate indebtedness)	$	4,334
Ratio of aggregate indebtedness to net capital		1.98

Statement Pursuant to Paragraph (d)(4) of SEC Rule 17a-5
There were no material differences between the audited computation of net capital under Rule 15c3-1 included in this report and the corresponding schedule included in the Company's unaudited Form X-17A-5, Part IIA Focus Report, as amended and filed on February 23, 2011.